SO
3-22-04

VF 3-11-04

04003605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2004 WASH. D.C.

SEC FILE NUMBER
8-292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wulff, Hansen & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
201 Sansome Street
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Charles (415) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco		CA	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8322

OATH OR AFFIRMATION

I, Chris Charles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wulff, Hansen & Co., Inc., as of February 27, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres, [signature]

Title

Notary Public

DAVID A. KNIGHT
COMM. #1312521
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires July 8, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BPM®

BURR, PILGER & MAYER LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wulff, Hansen & Co., Inc.:

We have audited the accompanying statements of financial condition of Wulff, Hansen & Co., Inc. (the Company) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wulff, Hansen & Co., Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burr, Pilger, Mayer, LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 6, 2004

WULFF, HANSEN & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS	2003	2002
Cash and cash equivalents	$ 1,777,379	$ 1,241,797
Cash segregated for the exclusive benefit of customers	935,315	115,000
Deposits with clearing organizations and others, held in cash	35,743	97,402
Securities owned	1,333,291	860,455
Receivable from customers and dealers	716,279	1,580,388
Prepaid expenses	35,784	63,753
Other receivables	21,319	5,834
Deferred tax asset	15,000	-
Investments	9,544	9,540
Furniture and equipment, net of accumulated depreciation of $223,556 and $208,658 in 2003 and 2002, respectively	29,234	58,697
Other assets	15,525	15,525
Total assets	$ 4,924,413	$ 4,048,391

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Liabilities:		
Accounts payable and accrued liabilities	$ 423,027	$ 400,447
Payable to broker/dealers	910,456	522,958
Payable to customers	970,310	722,529
Income taxes payable	106,077	39,908
Subordinated note payable	446,816	595,754
Total liabilities	2,856,686	2,281,596
Commitments.		
Stockholders' equity:		
Preferred stock, 6% cumulative; par value $100/share; authorized 4,000 shares; none issued	-	-
Common stock; no par value, authorized 20,000 shares; issued and outstanding 442 shares and 472 shares in 2003 and 2002, respectively	242,328	242,328
Retained earnings	1,825,399	1,524,467
Total stockholders' equity	2,067,727	1,766,795
Total liabilities and stockholders' equity	$ 4,924,413	$ 4,048,391

The accompanying notes are an integral part of these financial statements.